UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

[X]	Annual Report Pursuant to Section 15(d) of the Securities Exchange
Act of 1934

For the fiscal year ended December 31, 2005

or

[ ]	Transition Report Pursuant to Section 15(d) of the Securities Exchange
Act of 1934

For the transition period from                               to ____________

Commission file number 1-7297

A.   Full title of the plan and address of the plan, if different from that of the issuer named below:

Birdsall, Inc. Retirement Savings Plan

B.  Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

Nicor Inc.
1844 Ferry Road
Naperville, Illinois 60563-9600

Table of Contents

Financial Information

Birdsall, Inc. Retirement Savings Plan
Cover Page	1
Report of Independent Registered Public Accounting Firm	2
Financial Statements	3
Notes to Financial Statements	5
Schedule of Assets Held at End of Year	9

Other Information
Signature	10
Exhibit Index	11

Birdsall, Inc.
Retirement Savings Plan

Financial Statements as of and for the
Years Ended December 31, 2005 and 2004,
Supplemental Schedule Required for Form 5500
for the Year Ended December 31, 2005, and
Independent Auditors’ Report

INDEPENDENT AUDITORS’ REPORT

To the Birdsall, Inc. Retirement Savings Plan Committee:

We have audited the accompanying statements of net assets available for benefits of the Birdsall, Inc. Retirement Savings Plan (the “Plan”) as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2005 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2005 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

DELOITTE & TOUCHE LLP

Fort Lauderdale, Florida
June 14, 2006

BIRDSALL, INC. RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2005 AND 2004

	2005	2004

ASSETS:
Participant-directed investments (Note 3)	$53,760,027	$49,164,612

Receivables:
Employer contributions	709,436	711,646
Participant contributions	98,979	84,805

	808,415	796,451

Total assets	54,568,442	49,961,063

LIABILITIES:
Operating payables	5,359	6,231

Net assets available for benefits	$54,563,083	$49,954,832

The accompanying notes are an integral part of these financial statements.

BIRDSALL, INC. RETIREMENT SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

	2005	2004

ADDITIONS:
Contributions:
Participants	$2,653,301	$2,664,056
Employer	2,089,737	2,006,216

Total contributions	4,743,038	4,670,272

Investment income:
Dividends	180,052	174,721
Interest	140,993	374,483
Net appreciation in fair value of Nicor Inc. common stock	209,572	292,607
Net investment gain from common/collective trust	674,030	483,628
Net investment gain from registered investment companies	1,551,666	2,485,932

Net investment gain	2,756,313	3,811,371

Other	108,296	558

Total additions	7,607,647	8,482,201

DEDUCTIONS:
Benefits paid to participants	2,911,615	1,969,192
Administrative expenses and other	87,781	98,534

Total deductions	2,999,396	2,067,726

NET INCREASE	4,608,251	6,414,475

NET ASSETS AVAILABLE FOR BENEFITS—Beginning of year	49,954,832	43,540,357

NET ASSETS AVAILABLE FOR BENEFITS—End of year	$54,563,083	$49,954,832

The accompanying notes are an integral part of these financial statements.

BIRDSALL, INC. RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

1.	DESCRIPTION OF THE PLAN

The following description of the Birdsall, Inc. Retirement Savings Plan provides only general information. Participants should refer to the Plan agreement for more detailed information.

The Plan—Birdsall, Inc. (the “Company”) established the Tropical Shipping Savings Investment Plan (the “Savings Investment Plan”) on September 1, 1983, to provide its eligible employees with an opportunity to accumulate retirement savings and is a defined contribution plan. Effective January 1, 1990, the Birdsall, Inc. Profit Sharing Plan was merged into the Savings Investment Plan and re-designated as the Birdsall, Inc. Retirement Savings Plan (the “Plan”). The funds of the Plan are held for safekeeping and investment by the Birdsall, Inc. Retirement Savings Plan Trust (the “Trust”). The Plan is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Plan Administration—Authority to control and manage the operation and administration of the Plan is vested in a committee appointed by the Board of Directors of the Company. The Vanguard Fiduciary Trust Company (“VFTC”) serves as trustee for the Trust and holds the investments of the Plan under the terms of a trust agreement. The VFTC also acts as investment manager for certain investments of the Plan. Administrative expenses associated with the operation of the Plan are paid from Plan assets.

Contributions—The participant may elect to make either tax-deferred contributions (up to 50 percent of participant’s base pay) or after-tax contributions (up to 6 percent of participant’s base pay), or a combination thereof, by payroll deduction, that are partially matched by the Company. The Company will provide matching contributions of 50 percent of the first 6 percent of participant’s contributions when participants have less than 10 years of service to the Company. The Company will provide matching contributions of 100 percent of the first 6 percent of participant’s contributions when participants have 10 years or more of service to the Company. The Company also contributes annual discretionary profit sharing awards allocated equally to eligible participants, which were $658,054 and $661,388 for the years ended December 31, 2005 and 2004, respectively. The Plan also accepts certain rollover contributions representing distributions from other qualified plans.

Investments—Participants direct the investment of their contributions into various investment options. The Plan’s investment options currently include the Nicor Stock Fund and 21 mutual funds.

Participant Accounts—Individual accounts are maintained for each Plan participant. Each participant’s account is increased by the participant’s contributions, Company contributions, and allocated Plan earnings, and decreased by withdrawals, allocated Plan investment losses, and administrative expenses. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Participant Loans—Participants may borrow up to the lesser of $50,000 or 50 percent of their vested account balance from their account. Loans are repaid through payroll deductions over periods up to 60 months and are secured by the balance in the participant’s account. The interest rate is based on the Prime rate plus 1 % and is fixed over the life of the loan.

Vesting and Forfeitures—The participant’s contributions and earnings thereon are immediately vested. The Company’s contributions and earnings thereon are vested after the participant’s completion of three years of service. However, the participant will be fully vested in the Company’s contribution if the participant retires, becomes disabled, or dies before completing three years of service.

If the participant’s interest in the Company’s contributions and earnings thereon is not vested, such interest will be forfeited if the participant’s employment with the Company or an affiliate is terminated and the participant is not reemployed within five years by the Company or an affiliate. Any amounts forfeited by a participant are applied to reduce the amount of the Company’s contributions under the Plan. During 2005 and 2004, no forfeitures were applied. As of December 31, 2005 and 2004, the Plan had $28,809 and $36,076, respectively, of forfeitures available for application against future Company contributions.

Payment of Benefits—On termination of service due to retirement, disability, or death, a participant may elect to receive either a lump-sum amount equal to the participant’s vested interest in his or her account balance, or annual installments over a specified period. For termination of service for other reasons, a participant has the option to receive the value of the vested interest in his or her account as either a lump-sum distribution or he or she can defer it to no later than the age of 70-1/2.

Benefit payments to participants are recorded upon distribution. There were no amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid at December 31, 2005 and 2004.

Suspensions and Withdrawals—A participant may suspend contributions and will not cease to be a participant during the suspension period.

A participant may elect, under certain conditions, to withdraw certain participant contributions and earnings thereon prior to termination of employment. The Company’s matching contributions and earnings thereon will not be distributed until the vested participant’s attainment of age 59-1/2 or employment has been terminated.

2.	ACCOUNTING POLICIES

Basis of Accounting—The financial statements of the Plan have been prepared on the accrual basis of accounting.

Use of Estimates—The preparation of financial statements in accordance with accounting policies generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

Risks and Uncertainties—The Plan utilizes various investment instruments, including mutual funds and investment contracts. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition—The Plan states its investment in the Trust at the underlying fair value of the investments of the Trust as follows:

The market value for Nicor Inc. common stock is based on the closing price on the New York Stock Exchange Composite Tape.

The Stated Return Fund was primarily composed of group annuity contracts and investments in a common/collective trust. Group annuity contracts are fully benefit responsive and are recorded at contract value. Contract value represents contributions made plus interest at the various contract rates, less Plan withdrawals and administrative expenses. The aggregate contract value of the group annuity contracts at December 31, 2004, approximated market value. Estimated market value is based on a variety of factors, such as contract terms, interest rate, maturity date and credit worthiness of the issue. For the year ended December 31, 2004, the average yield on the contracts, which equals the average crediting interest, was 7.6%. There are no reserves against contract value for credit risk of the issuers of contracts or otherwise. As of March 31, 2005, all annuities have matured and the Stated Return Fund is no longer a part of the Plan.

The market value of the units of the common/collective trust and registered investment companies are determined based on the underlying market value of the investments of the funds. Quoted market prices are used to value investments. Participant loans are valued at the outstanding loan balances.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

3.	INVESTMENTS

Plan investments as of December 31, 2005 and 2004, are as follows:

	2005		2004

Pacific Life Insurance Company Group Annuity Contract	$-		$3,829,968	**
Vanguard 500 Index Fund*	13,202,005	**	12,611,628	**
Vanguard Balanced Index Investment Fund*	6,861,235	**	6,338,398	**
Other Registered investment companies*	9,997,184	**	8,096,107	**
Nicor Inc. common stock*	4,063,885	**	3,690,708	**
Vanguard Retirement Savings Trust*	18,276,135	**	13,352,148	**
Loans to participants*	1,359,583		1,245,655

Total	$53,760,027		$49,164,612

* Party-in-interest investment
** Indicates an investment that represents 5% or more of the Plan’s net assets

4.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are in shares of mutual funds managed by an affiliate of VFTC. VFTC acts as trustee for only those investments as defined by the Plan. Transactions in such investments qualify as party-in-interest transactions which are exempt from the prohibited transaction rules. Fees paid by the Plan for investment management services were included as a reduction of the return earned by each fund.

At December 31, 2005 and 2004, the Plan held 103,244 and 99,911 shares, respectively, of the common stock of Nicor Inc., the parent company of the sponsoring employer, with a cost basis of $3,652,491 and $3,381,660, respectively. During the years ended December 31, 2005 and 2004, the Plan recorded dividend income of $180,052 and $174,721, respectively.

5.	FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated June 26, 2003, that the Plan and related Trust as then designed was tax exempt under Section 401(a) of the Internal Revenue Code (the “Code”). The Plan has been amended since receiving the determination letter; however, the Plan’s management believes that the Plan and related Trust continue to be designed and operated in compliance with the requirements of the Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

6.	PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants would become 100% vested in their accounts.

******

BIRDSALL, INC. RETIREMENT SAVINGS PLAN

FORM 5500—SCHEDULE H, PART IV, LINE 4(i)—SCHEDULE OF ASSETS
(HELD AT END OF YEAR)
AS OF DECEMBER 31, 2005

Identity of Issue, Borrower			Current
or Similar Party		Description of Investment	Value

(A)	Nicor Inc.	Common stock at $2.50 par value	$4,063,885
(A)	Participant Notes Receivable	Participant loans earning interest from
		5.00%–10.50%	1,359,583
(A)	AIM Aggressive Growth Fund	Registered investment company	32,637
(A)	AIM Dynamics Fund	Registered investment company	201,585
(A)	American Century Int’l Growth	Registered investment company	1,050,203
(A)	American Century Equity Growth	Registered investment company	119,464
(A)	Columbia Acorn Int’l Fund	Registered investment company	52,825
(A)	Columbia Acorn USA Fund	Registered investment company	1,369,653
(A)	Davis New York Venture	Registered investment company	651,209
(A)	Fidelity Blue Chip Growth Fund	Registered investment company	89,958
(A)	Janus Investment Fund	Registered investment company	183,226
(A)	Managers Special Equity	Registered investment company	2,027,430
(A)	Vanguard 500 Index Inv	Registered investment company	13,202,005
(A)	Vanguard Asset Allocation Fund	Registered investment company	76,964
(A)	Vanguard Balanced Index Fund	Registered investment company	6,861,235
(A)	Vanguard Devel Mkts Index	Registered investment company	726,372
(A)	Vanguard GNMA Investors Shares	Registered investment company	210,292
(A)	Vanguard Growth Equity Fund	Registered investment company	366,055
(A)	Vanguard Growth Index Inv	Registered investment company	121,465
(A)	Vanguard LT Treasury Inv	Registered investment company	835,748
(A)	Vanguard PRIMECAP Fund	Registered investment company	538,952
(A)	Vanguard Total Bond Market Ind	Registered investment company	1,343,146
(A)	Vanguard Retirement Savings Trust	Common/collective trust	18,276,135

	Total		$53,760,027

(A)	Denotes party-in-interest investment

The accompanying notes are an integral part of these financial statements.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Birdsall, Inc. Retirement Savings Plan

Date	June 14, 2006	/S/ ROBERT MARK CHAPMAN
Robert Mark Chapman
Plan Administrator and
Vice President Pricing and Organization Support,
Birdsall, Inc.

Exhibit Index

Exhibit
Number	Description of Document

23.01	Consent of Independent Registered Public Accounting Firm - Birdsall, Inc.
Retirement Savings Plan